SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                04 February 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  'Albacom acquisition completed' announcement made on
                 04 February 2005



 February 4, 2005

                      BT COMPLETES ACQUISITION OF ALBACOM

BT announced today that, having received regulatory approval from the European Commission on January 31, it has completed the acquisition of full control of Albacom. BT's agreement to acquire the 74% not already owned from ENI, Mediaset and BNL was announced on December 3.

Francois Barrault, President of BT International, said: "This acquisition is an excellent opportunity for BT to further boost its pan-European position and to deepen its presence in the key Italian market. Together with our recently announced offer for Infonet, Albacom forms part of BT's increased capability to supply networked IT services to multi-site organisations all over the world. We are thrilled by the quality and professionalism of Albacom's employees, and are delighted to welcome them to the BT family."

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre



About Albacom

Albacom is the second largest telecoms operator in the Italian business market, behind Telecom Italia, with an 11% share of the data services market. Albacom provides data transmission, voice and Internet services to more than 240,000 Italian businesses and to international companies active in Italy. Albacom's domestic network infrastructure comprises 8850 kilometres of wholly-owned fibre. In addition to its head office in Milan, Albacom is represented throughout Italy with offices in Rome, Turin, Bologna, Genoa, Padua, Florence, Pescara, Naples and Bari and Palermo. It operates its own data centres as well as a state of the art call centre.



About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include IT and networking services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.

BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.

BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 04 February 2005